As filed with the Securities and Exchange Commission on October 9, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Phoenix Technologies Ltd.
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	04-2685985 (IRS Employer Identification No.)

915 Murphy Ranch Road, Milpitas, CA (Address of principal executive offices)	95035 (Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates:                      (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Share Purchase Rights

Item 1. Description of Registrant’s Securities to be Registered
     This Amendment No. 1 on Form 8-A is being filed by Phoenix Technologies Ltd. (the “Company”) to amend and restate Item 1 and to file the exhibits listed under Item 2 to reflect the amendment and restatement of the Preferred Share Rights Agreement dated as of October 22, 1999 (the “Rights Agreement”) between the Company and BankBoston N.A. Pursuant to the Rights Agreement, the Company’s Board of Directors declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series B Participating Preferred Stock (“Series B Preferred”) for each outstanding share of Common Stock, $0.001 par value (“Common Shares”), of the Company. The dividend was paid on November 4, 1999 (the “Record Date”), to stockholders of record as of the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series B Preferred at an exercise price of $75.00 per share (the “Purchase Price”), subject to adjustment as set forth in the Rights Agreement.
     On October 5, 2007, the Company’s Board of Directors (the “Board”) approved an amendment and restatement of the Rights Agreement (the “Amended Rights Agreement”) in order to: (i) increase the percentage of shares of the Company which must be beneficially owned by any person or entity to trigger the exercise of Rights from 15% to 20%, (ii) change the named Rights Agent from BankBoston N.A. to Computershare Trust Company, N.A. to reflect prior changes resulting from acquisitions of the Company’s transfer agent, and (iii) make other ministerial changes. The Board has determined that it is in the best interests to enter into the Amended Rights Agreement in order to facilitate additional investment by current or prospective stockholders in Common Stock without triggering a separation of the Rights as described below.
     The following summary of the principal terms of the Amended Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Amended Rights Agreement. A copy of the Amended Rights Agreement is attached as Exhibit 4.1. to this Registration Statement and is incorporated herein by reference.
     Rights Certificate. The Company has paid a dividend of one Right for each share of Phoenix Technologies Ltd. Common Stock outstanding. Prior to the Distribution Date referred to below, the Rights will be evidenced by and trade with the certificates for the Common Stock. After the Distribution Date, the Company will mail Rights certificates to the Company’s stockholders and the Rights will become transferable apart from the Common Stock.
     Distribution Date. Rights will separate from the Common Stock and become exercisable upon the earlier of: (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by a majority of the Company’s Board of Directors) following the commencement of, or announcement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock. The earlier of such dates is referred to as the “Distribution Date.”

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     Preferred Stock Purchasable Upon Exercise of Rights. Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth share of the Series B Preferred. In the event that the Company does not have sufficient Series B Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series B Preferred for which the Rights would have been exercisable under this provision or as described below.
     Right to Buy Company Common Shares. Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company’s Common Stock then outstanding, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Stock having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
     Right to Buy Acquiring Company Stock. Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person becomes the beneficial owner of 20% or more of the Company’s Common Stock then outstanding, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company’s consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.
     Exchange Provision. At any time after the date an Acquiring Person obtains 20% or more of the Company’s Common Stock and prior to the acquisition by the Acquiring Person of 50% of the outstanding Common Stock, a majority of the Company’s Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person or its affiliates), in whole or in part, for shares of Common Stock of the Company at an exchange ratio of one share of Common Stock per Right (subject to adjustment).
     Redemption of the Rights. Rights will be redeemable at the Company’s option for $0.001 per Right at any time on or prior to the tenth day (or such later date as may be determined by a majority of the Company’s Board of Directors) public announcement that a Person has acquired beneficial ownership of 20% or more of the Company’s Common Stock (the “Shares Acquisition Date”).
     Expiration of the Rights. The Rights expire on the earliest of (a) close of business on October 22, 2009 or (b) exchange or redemption of the Rights as described above.
     Amendment of Terms of Rights. The terms of the Rights and the Amended Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Amended Rights Agreement

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may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).
     No Stockholders Rights Prior to Exercise. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder’s ownership of Common Stock), including, without limitation, the right to vote or to receive dividends.
     Anti-Dilution Provisions. The Purchase Price payable, the number of Rights, and the number of Series B Preferred or Common Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.
     Certain Anti-Takeover Effects. The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company’s Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all shareholders equally. These tactics may unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice, or deprive them of the full value of their shares.
     The Rights are not intended to prevent a takeover of the Company and will not do so. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors. Nonetheless, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.
     The Amended Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibit.

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Item 2. Exhibits
     The following exhibits are filed as a part of this Registration Statement:

3.1	Amended and Restated Certificate of Incorporation of Phoenix dated June 29, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed with the SEC on May 26, 1998, Registration Statement No. 333-53607).

3.2	Amended and Restated By-laws of Phoenix as amended through September 19, 2007 (incorporated herein by reference to Exhibit 3.1 to Phoenix’s Current Report on Form 8-K filed with the SEC on September 21, 2007).

4.1	Phoenix Amended and Restated Preferred Share Purchase Rights Plan dated October 5, 2007.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 9, 2007	Phoenix Technologies Ltd.
	By:	/s/ Timothy C. Chu
Timothy C. Chu
Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Amended and Restated Certificate of Incorporation of Phoenix dated June 29, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed with the SEC on May 26, 1998, Registration Statement No. 333-53607).

3.2	Amended and Restated By-laws of Phoenix as amended through September 19, 2007 (incorporated herein by reference to Exhibit 3.1 to Phoenix’s Current Report on Form 8-K filed with the SEC on September 21, 2007).

4.1	Phoenix Amended and Restated Preferred Share Purchase Rights Plan dated October 5, 2007 .